Filed pursuant to Rule 424(b)(5)

Registration No. 333-256830

Prospectus Supplement

(To the Prospectus Supplements dated December 1, 2023 and December 21, 2022, and Prospectus dated June 14, 2021)

Up to $9,300,000

NeuroOne Medical Technologies Corporation

Common Stock

This prospectus supplement updates and amends certain information contained in the prospectus supplements dated December 21, 2022 (the “Original Supplement”) and December 1, 2023, to the prospectus dated June 14, 2021 (the “Base Prospectus” and, together with the Original Supplement, the “Original Prospectus”), relating to the offer and sale of shares of our common stock, par value $0.001 per share, having an aggregate offering price of up to $14.5 million from time to time through or to JonesTrading Institutional Services LLC, or JonesTrading, as sales agent or principal, in “at the market offerings” (as defined in Rule 415 promulgated under the Securities Act of 1933, as amended) pursuant to a Capital on Demand™ Sales Agreement (the “Sales Agreement”), dated December 21, 2022, that we entered into with JonesTrading.

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto.

Our common stock is listed on The Nasdaq Capital Market, or Nasdaq, under the symbol “NMTC.” On January 4, 2024, the last reported sale price of our common stock on Nasdaq was $1.56 per share.

The aggregate market value of our outstanding common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 was approximately $46,023,277, which was calculated based on 25,311,404 shares of common stock outstanding, as of January 3, 2024, of which 23,970,457 shares were held by non-affiliates, and a price per share of $1.92, which was the closing sale price of our common stock on Nasdaq on December 8, 2023. During the 12 calendar months prior to and including the date of this prospectus supplement, we have sold $10,593,076 of securities pursuant to General Instruction I.B.6 of Form S-3.

Under the Original Supplement, we initially registered up to $14,500,000 of our common stock, $0.001 par value per share, for offer and sale pursuant to the Sales Agreement. From December 21, 2022, the date of the Sales Agreement, through the date of this prospectus supplement, we sold an aggregate of 2,788,234 shares of common stock for an aggregate gross purchase price of $4,555,575.61 under the Original Prospectus. On July 24, 2023, we decreased the amount of common stock that we were offering pursuant to the Sales Agreement, such that we would offer up to an aggregate of $2,560,000 of our common stock for sale under the Sales Agreement, including the shares of common stock previously sold. On November 30, 2023, we increased the amount of common stock that we were offering pursuant to the Sales Agreement, such that we would offer up to an aggregate of $4,800,000 for sale under the Sales Agreement, including the shares of common stock previously sold.

As of the date of this prospectus supplement, we are increasing the amount of common stock that we are offering pursuant to the Sales Agreement by $4,500,000, such that we are offering up to an aggregate of $9,300,000 of our common stock for sale under the Sales Agreement from and after the date hereof, including the shares of common stock previously sold.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 5, 2024